                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The New SEAT Pagine Gialle securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant to an exemption from the registration requirements of the Securities Act.

PRESS RELEASE

THE BOARD OF DIRECTORS HAS EXAMINED THE PRELIMINARY RESULTS FOR THE FIRST HALF OF 2003

SEAT PG GROUP

•

Operating income fourfold increase to Euro 80 million

•

Revenues grew by 5.2% in comparable terms

•

In the 2nd quarter, revenues from the Directory Assistance increased by 21.5% and the Internet Area achieved a positive operating income

Rome, 24 July 2003 – Today, the Board of Directors of Seat Pagine Gialle, chaired by Riccardo Perissich, reviewed the (unaudited) preliminary results for the first half 2003.

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Consolidated revenues for the first half of the year amounted to Euro 863 million and decreased by 0.9% compared to the same period of 2002, mainly due to the divestments carried out over the last year: on a constant consolidation area and net of the exchange-rate effect, revenues increased by 5.2%. In the second quarter, revenues amounted to Euro 518 million, with a 4.2% increase in comparable terms versus the same period 2002.

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Due to the performance of almost all business areas, consolidated gross operating profit (GOP) for the semester amounted to Euro 246 million, with an increase of 17.3% compared to Euro 209 million recorded in the first half of the previous year.

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Consolidated operating income for the half year (after amortization of the goodwill) was positive at Euro 80 million, for a fourfold increase compared to Euro 19 million for the first half 2002.

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The cash flow for the period further improved the net financial position that reached Euro 606 million compared to Euro 680 million at December 31, 2002.

The definitive figures of the half-year report 2003 of the Seat Pagine Gialle Group will be submitted for approval to the Board of Directors on September 1, 2003.

Performance of the Business Areas

During the six-month period, the Directories Area, in relation to substantial stability of revenues at Euro 453 million (-0.8% compared to the first half of 2002), improved operating income by 9.7%, reaching Euro 143 million. In an advertising market that is still strongly recessive, and due also to the devaluation of the pound against the euro, the Directories Area just ended what will probably be the most difficult quarter of the year (based also on the trend seen in the order portfolio): revenues for Q2 2003 amounted to Euro 315 million, 1.8% less than the same period of 2002.

The Directory Assistance Area closed the first half of the year with revenues that rose by 9.6% to Euro 87 million, due to an increase by 21.4% in Q2 2003, and with a strong increase in GOP to Euro 16 million compared to the figure of Euro 5 million for the first half 2002.

Revenues from the Internet Area for the first half of 2003 amounted to Euro 118 million, with an increase by 79.1% compared to 2002, due also to the new revenue recognition procedure applied to dialup Internet traffic and introduced in 2003. Gross operating profit from the area showed a strong increase to Euro 20.7 million compared to Euro 1.2 million for the first half of 2002. It is to be noted that in Q2 2003, the Internet Area showed a positive operating income for the first time ever (approximately Euro 100 thousand after amortization of the goodwill), whereas the portals segment recorded positive figures in terms of GOP.

Lastly, the Television Area closed the six-month period with revenues up 22% to Euro 50.6 million (Euro 41.5 million for the first half of 2002) and an operating loss that has shrunk to Euro 36 million compared to Euro 43 million for the previous period.

***

The Board of Directors also appointed the members of the Supervisory Committee – as per Legislative Decree 231/2001: Stefano Braidotti (Internal Control); Giovanni Fiori (Member of the Board of Statutory Auditors); Mario Zanone Poma (“Independent” Director)

Telecom Italia Communication & Media Relations

Internet & Media Press Office:  +39.06.36882023-2066

Comunicazione.stampa@seat.it

Investor Relations Seat PG: +39.06.51448424

Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

- SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- SEAT's ability to make any profits from the remaining business for the next two years at least;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- SEAT's ability to implement successfully its Internet strategy;

- New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

- New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 24th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer